UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
AccuShoot, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 25, 2020

Physical address of issuer
4811 SW Research Way, STE 120. Corvallis, OR 97333.

Current number of employees
0

	Most recent fiscal year-end 2024	Prior fiscal year-end 2023
Total Assets	$4,089,547	$2,268,759
Cash & Cash Equivalents	$45,370	$1,890
Accounts Receivable	$10,628	$180
Short-term Debt	$132,837	$119,709
Long-term Debt	$5,607,400	$3,879,385
Revenues/Sales	$22,001	$846
Cost of Goods Sold	$4,854	$38
Taxes Paid	$0	$0
Net Income	($182,708)	($229,118)


May 5, 2026

FORM C-AR

AccuShoot, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by AccuShoot, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.accushoot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

AccuShoot, Inc. (the "Company") is a Delaware Corporation, formed on August 25, 2020.

The Company is located at.

The Company's website is www.accushoot.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

AccuShoot is a machine learning–based application that digitizes the marksmanship experience by monitoring both target and shooter in real time, tracking performance over time, and recommending drills to help users quickly and consistently develop and maintain proficiency.

Founded by a team with deep expertise in building enterprise machine learning systems since the 1990s, AccuShoot leverages foundational technologies such as image processing and object detection to deliver a seamless, modern user experience. This approach brings advanced capabilities to millions of sports shooting enthusiasts who have traditionally relied on manual tracking and paid instruction to improve their skills.

AccuShoot also complements professional marksmanship training by providing objective performance metrics and personalized recommendations for each shooter. This data-driven, scientific approach is expected to play an increasingly important role in the future, as law enforcement and military training programs adopt machine learning–driven best practices—an evolution AccuShoot is helping to lead.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is offering to sell up to 308,750 shares of its Common Stock (the "Securities").
The Company may never receive a future equity financing or undergo a liquidity event such as a

sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

No governmental agency has reviewed the Company's offering, and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceeding against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

Portions of our business may be subject to regulation. Our business involves the use of firearms. Regulatory and legislative changes may affect the ability of customers to use our contemplated products.

Our business may be adversely affected by pandemics and other events affecting global economic conditions. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers
become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant. period of time before a liquidation event occurs, if ever.

The Company likely will not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

The Company's CEO may be deemed to have voting control of AccuShoot. If you purchase Common Stock in the Offering, your ability to influence the business of the Company will be extremely limited. Francisco Martin is the CEO of both BigML, Inc., and the Company. Through his beneficial ownership of shares of the capital stock of BigML and a voting agreement among BigML and the holders of shares of Founders Preferred Stock, Mr. Martin has voting control over AccuShoot. See "Summary of Voting Agreement with Holders of Founders Preferred" below.

The holders of Founders Preferred Stock and Series A-1 Preferred Stock have preferential rights over the holders of Common Stock of AccuShoot. As discussed in more detail in Item 17 and under "Description of Founders Preferred Stock" below, shares of both Founders Preferred Stock and Series

A-1 Preferred Stock have dividend and liquidation preferences under the terms of the preferred shares, as well as the right to convert preferred shares into shares of Common Stock, currently on a one-for one basis.

Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The term of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering; the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially any function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

AccuShoot is a machine learning-based application that digitizes the marksmanship experience by monitoring target and shooter in real-time, tracking shooter evolution over time, and recommending drills to develop and maintain marksmanship proficiency quickly and consistently. Founded by a team of experts with a strong pedigree in developing machine learning systems for enterprises since the 1990s, AccuShoot leverages this foundational technology (e.g., image processing, object detection) to offer a seamless 21st century user experience to millions of sports shooting enthusiasts otherwise dependent on manual tracking and paid instructors to sharpen and maintain their skills. AccuShoot also compliments professional marksmanship training by compiling objective performance tracking stats and personalized recommendations per shooter. This scientific approach is anticipated to dominate in the coming years as law enforcement and military training best practices for marksmanship incorporate machine learned approaches spearheaded by AccuShoot.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Javier Placer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member
09/01/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BigML, Inc.
Strategic Advisory Board
11/01/2017- Present

Grow.ly
Strategic Advisor
01/01/2013- Present

CIBERCOTIZANTE

Board Member
09/01/2018- Present

Name

Poul Peterson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder & CIO
09/01/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BigML, Inc.
CIO
12/01/2011- Present

Name

Francisco Jose Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder & CEO
08/25/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BigML, Inc.
Co-foiunder & CEO
02/01/2010- Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock
Amount outstanding	2,476,190
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	See "Other Material Information - Description of Founders Preferred Stock" for additional terms. The rights of the Series A-1 Convertible Preferred Stock are similar to the Founders Preferred Stock.

Type of security	Common Stock
Amount outstanding	2,011,111
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	None

Type of security	Employee Stock Options
Reserved Securities	433,333
Other Material Terms or information.	The Company has an employee stock plan covering 444,444 shares of Common Stock. Options for all 444,444 shares have been granted, of which 11,111 have been exercised. The weighted average exercise price of the options is $.07 and the weighted average contract term is approximately 9 years.

The Company has the following debt outstanding:

Type of debt	-
Name of creditor	BigML, Inc.
Amount outstanding	$3,875,635
Interest rate and payment schedule	0.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	No maturity date
Other material terms	None

The total amount of outstanding debt of the company is $3,875,635.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock		$2,500,000.00	These proceeds aim to fuel the Company's efforts to accelerate product development, distribution, and marketing efforts to strengthen our leadership and drive innovation in the firearms training space.	March 20, 2025	Section 4(a)(2)
Common Stock		$1,199,520.00		March 3, 2023	Regulation CF

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On March 20, 2025, the Company conducted an offering pursuant to Section 4(a)(2) and raised

$2,500,000.00.

On March 3, 2023, the Company conducted an offering pursuant to Regulation CF and raised $1,199,520.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	BigML, Inc.
Relationship to the Company	Parent entity that owns 45% of AccuShoot Inc.
Total amount of money involved	$3,875,635
Benefits or compensation received by related person	-
Benefits or compensation received by Company	-
Description of the transaction	Debt

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Francisco Jose Martin
(Signature)

Francisco Jose Martin
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

AccuShoot, Inc
Financial
2024



The smartest path to shooting mastery

Profit & Loss

AccuShoot, Inc.
Profit And Loss
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income													
400000 Sales													
401000 Accushoot Subscription													
401107 Subscription - Standard	614	466	383	398	478	520	695	692	677	650	633	633	6,838
Total 401000 Accushoot Subscription	$614	$466	$383	$398	$478	$520	$695	$692	$677	$650	$633	$633	$6,838
402000 Referral Income	102												102
403000 LFX Equipment										19,998	0	0	19,998
404000 Discounts	(489)	(345)	(330)	(330)	(300)	(300)	(408)	(393)	(378)	(378)	(376)	(376)	(4,401)
405000 Refunds	0	0	0	(15)	(480)	(150)	(150)		(45)	295	7	2	(536)
Total 400000 Sales	$227	$121	$53	$53	($302)	$70	$137	$300	$255	$20,566	$263	$258	$22,001
Total Income	$227	$121	$53	$53	($302)	$70	$137	$300	$255	$20,566	$263	$258	$22,001
Cost of Goods Sold													
500000 Cost of Goods Sold													
502000 Direct Parts & Materials													
502001 Mechanical										4,400			4,400
Total 502000 Direct Parts & Materials	$0	$0	$0	$0	$0	$0	$0	$0	$0	$4,400	$0	$0	$4,400
508000 Payment Processing Fees	2	2	1	1	23	26	23	13	8	342	9	4	454
Total 500000 Cost of Goods Sold	$2	$2	$1	$1	$23	$26	$23	$13	$8	$4,741	$9	$4	$4,854
Total Cost of Goods Sold	$2	$2	$1	$1	$23	$26	$23	$13	$8	$4,741	$9	$4	$4,854
Gross Profit	$225	$119	$52	$52	($326)	$44	$114	$287	$247	$15,824	$254	$254	$17,147
Expenses													
600000 Sales, General, and Administrative Expenses													
601000 Sales & Marketing													
601001 Paid Ads	163	326	165	165	162	491	1,027	903	916	1,205	1,506	1,454	8,483
601003 Conferences												750	750
Total 601000 Sales & Marketing	$163	$326	$165	$165	$162	$491	$1,027	$903	$916	$1,205	$1,506	$2,204	$9,233
603000 Software & Web Services	3,595	271	277	265	227	1,908	229	220	237	236	234	1,885	9,584
604000 Professional Fees													
604100 Legal		440			783		3,642	8,984		400	3,203	14,645	32,097
604200 Accounting	5,175	758	3,975	675	675	675	675	845	675	845	675	675	16,323
604400 Contractors & Consultants						742	250				9,602	10,165	20,759
Total 604000 Professional Fees	$5,175	$1,198	$3,975	$675	$1,458	$1,417	$4,567	$9,829	$675	$1,245	$13,480	$25,485	$69,179
605000 Travel Expenses	872									9,594		2,046	12,511
606000 Meals												395	395
610000 Office Supplies & General Expense	44		44	44	99					124		390	747
613000 Bank Charges	210	45	115	70	190	40	215	60	100	80	60	135	1,320
Total 600000 Sales, General, and Administrative Expenses	$10,059	$1,841	$4,577	$1,220	$2,136	$3,857	$6,038	$11,012	$1,928	$12,484	$15,279	$32,540	$102,970
700000 Research & Development Expenses													
710000 Direct Labor - R&D	5,000	5,000	5,600	5,000	7,000	5,550						4,600	37,750
730000 Supplies	2,058	1,703	3,883	352	3,005	569		1,007	516	740	1,342	5,909	21,083
Total 700000 Research & Development Expenses	$7,058	$6,703	$9,483	$5,352	$10,005	$6,119	$0	$1,007	$516	$740	$1,342	$10,509	$58,833
800000 Other Operating Expenses													
810000 Depreciation Expense							55	55	55	55	55	55	327
820000 Amortization Expense	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	36,257
Total 800000 Other Operating Expenses	$3,021	$3,021	$3,021	$3,021	$3,021	$3,021	$3,076	$3,076	$3,076	$3,076	$3,076	$3,076	$36,584
Total Expenses	$20,139	$11,565	$17,081	$9,592	$15,163	$12,997	$9,114	$15,096	$5,519	$16,300	$19,697	$46,125	$198,388
Net Operating Income	($19,913)	($11,446)	($17,029)	($9,541)	($15,489)	($12,953)	($8,999)	($14,809)	($5,272)	($475)	($19,443)	($45,871)	($181,241)
Other Expenses													
900000 Other (Income) / Expenses													
902000 Taxes & Licenses		850							437				1,287
903000 Bad Debt Expense				180									180
Total 900000 Other (Income) / Expenses	$0	$850	$0	$180	$0	$0	$0	$0	$437	$0	$0	$0	$1,467
Total Other Expenses	$0	$850	$0	$180	$0	$0	$0	$0	$437	$0	$0	$0	$1,467
Net Other Income	$0	($850)	$0	($180)	$0	$0	$0	$0	($437)	$0	$0	$0	($1,467)
Net Income	($19,913)	($12,296)	($17,029)	($9,721)	($15,489)	($12,953)	($8,999)	($14,809)	($5,709)	($475)	($19,443)	($45,871)	($182,708)

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Balance sheet

AccuShoot, Inc.
Balance Sheet
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
ASSETS												
Current Assets												
Bank Accounts												
100000 Current Assets												
101000 Sunwest Bank (CA) - Business Banking (0501)	7,124	44,529	34,420	26,673	2,480	1,542	1,222	2,785	1,579	6,798	3,703	45,370
Total 100000 Current Assets	**$7,124**	**$44,529**	**$34,420**	**$26,673**	**$2,480**	**$1,542**	**$1,222**	**$2,785**	**$1,579**	**$6,798**	**$3,703**	**$45,370**
Total Bank Accounts	**$7,124**	**$44,529**	**$34,420**	**$26,673**	**$2,480**	**$1,542**	**$1,222**	**$2,785**	**$1,579**	**$6,798**	**$3,703**	**$45,370**
Accounts Receivable												
120000 Accounts Receivable	180	180	180	0	150	600	615	615	615	10,628	10,628	10,628
Total Accounts Receivable	**$180**	**$180**	**$180**	**$0**	**$150**	**$600**	**$615**	**$615**	**$615**	**$10,628**	**$10,628**	**$10,628**
Other Current Assets												
130000 Other Current Assets												
131000 Prepaids												
131100 Prepaid Expenses	207	138	69	349	320	291	262	233	204	174	145	4,916
Total 131000 Prepaids	**$207**	**$138**	**$69**	**$349**	**$320**	**$291**	**$262**	**$233**	**$204**	**$174**	**$145**	**$4,916**
132100 R&D Tax Credit Receivable												
133000 Clearing Account												
133100 Stripe Clearing	27	27	14	14	24	456	476	201	27	10,152	195	46
133200 Apple Clearing							128	128	0	0	0	0
133300 Other Clearing												
133400 Google Clearing				0	13	13	13	13	13	13	0	0
Total 133000 Clearing Account	**$27**	**$27**	**$14**	**$14**	**$37**	**$469**	**$616**	**$341**	**$40**	**$10,165**	**$195**	**$46**
134000 Deferred Cost of Revenue							21	19	17	15	13	11
135000 Deferred Refunds				0	0	0	0	0	0	0	0	0
Total 130000 Other Current Assets	**$234**	**$165**	**$83**	**$363**	**$356**	**$760**	**$899**	**$593**	**$260**	**$10,355**	**$353**	**$4,973**
Inventory Asset												
Total Other Current Assets	**$234**	**$165**	**$83**	**$363**	**$356**	**$760**	**$899**	**$593**	**$260**	**$10,355**	**$353**	**$4,973**
Total Current Assets	**$7,538**	**$44,874**	**$34,683**	**$27,036**	**$2,986**	**$2,902**	**$2,735**	**$3,992**	**$2,454**	**$27,780**	**$14,684**	**$60,970**
Fixed Assets												
150000 Fixed Assets												
154000 Machinery & Equipment						3,275	3,275	3,275	3,275	3,275	3,275	3,275
159000 Accumulated Depreciation							(55)	(109)	(164)	(218)	(273)	(327)
Total 150000 Fixed Assets	**$0**	**$0**	**$0**	**$0**	**$0**	**$3,275**	**$3,220**	**$3,165**	**$3,111**	**$3,066**	**$3,002**	**$2,947**
160000 Intangible Assets												
163000 Patents	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852
164000 IP License	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000
169000 Accumulated Amortization	(112,509)	(115,530)	(118,551)	(121,573)	(124,594)	(127,616)	(130,637)	(133,658)	(136,680)	(139,701)	(142,723)	(145,744)
Total 160000 Intangible Assets	**$431,343**	**$428,322**	**$425,301**	**$422,279**	**$419,258**	**$416,236**	**$413,215**	**$410,194**	**$407,172**	**$404,151**	**$401,129**	**$398,108**
Total Fixed Assets	**$431,343**	**$428,322**	**$425,301**	**$422,279**	**$419,258**	**$419,511**	**$416,435**	**$413,359**	**$410,283**	**$407,207**	**$404,131**	**$401,055**
Other Assets												
170000 Other Assets												
174000 Product Development	1,977,521	2,127,521	2,277,521	2,427,521	2,577,521	2,727,521	2,877,521	3,027,521	3,177,521	3,327,521	3,477,521	3,627,521
Total 170000 Other Assets	**$1,977,521**	**$2,127,521**	**$2,277,521**	**$2,427,521**	**$2,577,521**	**$2,727,521**	**$2,877,521**	**$3,027,521**	**$3,177,521**	**$3,327,521**	**$3,477,521**	**$3,627,521**
Total Other Assets	**$1,977,521**	**$2,127,521**	**$2,277,521**	**$2,427,521**	**$2,577,521**	**$2,727,521**	**$2,877,521**	**$3,027,521**	**$3,177,521**	**$3,327,521**	**$3,477,521**	**$3,627,521**
TOTAL ASSETS	**$2,416,403**	**$2,600,717**	**$2,737,505**	**$2,876,837**	**$2,999,765**	**$3,149,935**	**$3,296,692**	**$3,444,873**	**$3,590,258**	**$3,762,509**	**$3,896,336**	**$4,089,547**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
210000 Accounts Payable	94,678	95,201	96,001	95,118	95,901	95,901	99,543	108,697	108,697	109,097	112,300	116,930
Total Accounts Payable	**$94,678**	**$95,201**	**$96,001**	**$95,118**	**$95,901**	**$95,901**	**$99,543**	**$108,697**	**$108,697**	**$109,097**	**$112,300**	**$116,930**
Other Current Liabilities												
230000 Other Current Liabilities												
232000 Loan from Shareholder	0	0	0	0	0	0	0	0	0	0	0	0
235000 Accruals												
235100 Accrued Expenses	3,300	8,300	7,250	6,650	7,000	14,200	250	250	0	0	0	14,645
Total 235000 Accruals	**$3,300**	**$8,300**	**$7,250**	**$6,650**	**$7,000**	**$14,200**	**$250**	**$250**	**$0**	**$0**	**$0**	**$14,645**
236000 Taxes Payable												
236100 Sales Tax Payable												
Total 236000 Taxes Payable	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
237000 Deferred Revenue	242	175	150	125	650	1,537	1,925	1,850	1,625	1,562	1,487	1,262
Total 230000 Other Current Liabilities	**$3,542**	**$8,475**	**$7,400**	**$6,775**	**$7,650**	**$15,737**	**$2,175**	**$2,100**	**$1,625**	**$1,562**	**$1,487**	**$15,907**
Total Other Current Liabilities	**$3,542**	**$8,475**	**$7,400**	**$6,775**	**$7,650**	**$15,737**	**$2,175**	**$2,100**	**$1,625**	**$1,562**	**$1,487**	**$15,907**
Total Current Liabilities	**$98,220**	**$103,676**	**$103,401**	**$101,893**	**$103,551**	**$111,638**	**$101,718**	**$110,797**	**$110,322**	**$110,659**	**$113,787**	**$132,837**
Long-Term Liabilities												
240000 Long Term Liabilities												
243000 Due to/(from) BigML	4,046,022	4,198,051	4,352,143	4,502,704	4,639,464	4,794,498	4,960,175	5,114,086	5,210,793	5,303,509	5,450,958	5,607,400
Total 240000 Long Term Liabilities	**$4,046,022**	**$4,198,051**	**$4,352,143**	**$4,502,704**	**$4,639,464**	**$4,794,498**	**$4,960,175**	**$5,114,086**	**$5,210,793**	**$5,303,509**	**$5,450,958**	**$5,607,400**
Total Long-Term Liabilities	**$4,046,022**	**$4,198,051**	**$4,352,143**	**$4,502,704**	**$4,639,464**	**$4,794,498**	**$4,960,175**	**$5,114,086**	**$5,210,793**	**$5,303,509**	**$5,450,958**	**$5,607,400**
Total Liabilities	**$4,144,242**	**$4,301,727**	**$4,455,544**	**$4,604,597**	**$4,743,014**	**$4,906,137**	**$5,061,893**	**$5,224,883**	**$5,321,115**	**$5,414,168**	**$5,564,745**	**$5,740,238**
Equity												
300000 Equity												
301000 Common Stock	216	217	217	217	217	217	217	217	218	219	219	221
303000 Preferred Stock												
303100 Founders Preferred	200	200	200	200	200	200	200	200	200	200	200	200
303900 Financing Costs	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)
Total 303000 Preferred Stock	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**
304000 Paid-In Capital	1,638,089	1,677,213	1,677,213	1,677,213	1,677,213	1,677,213	1,677,213	1,677,213	1,732,075	1,811,746	1,814,440	1,878,027
Total 300000 Equity	**$1,606,067**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,700,054**	**$1,779,727**	**$1,782,421**	**$1,846,010**
Retained Earnings	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)
Net Income	(19,913)	(32,209)	(49,239)	(58,960)	(74,448)	(87,401)	(96,401)	(111,210)	(116,919)	(117,394)	(136,837)	(182,708)
Total Equity	**($1,727,839)**	**($1,701,010)**	**($1,718,039)**	**($1,727,761)**	**($1,743,249)**	**($1,756,202)**	**($1,765,201)**	**($1,780,010)**	**($1,730,857)**	**($1,651,660)**	**($1,668,409)**	**($1,650,691)**
TOTAL LIABILITIES AND EQUITY	**$2,416,403**	**$2,600,717**	**$2,737,505**	**$2,876,837**	**$2,999,765**	**$3,149,935**	**$3,296,692**	**$3,444,873**	**$3,590,258**	**$3,762,509**	**$3,896,336**	**$4,089,547**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.



ACCUSHOOT, INC.

REVIEWED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statements of Operations 3

    Statements of Changes in Stockholders' Equity 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AccuShoot, Inc.
Corvallis, Oregon

We have reviewed the accompanying financial statements of AccuShoot, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statement of stockholders' equity, and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 21, 2024
Los Angeles, California

ACCUSHOOT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,890	$	419
Acccounts Receivable, net		180		-
Prepaids and Other Current Assets		4,803		4,250
Total Current Assets		**6,872**		**4,669**
Intangible Assets		2,261,886		490,000
Total Assets	$	**2,268,759**	$	**494,669**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	112,583	$	47,765
Due to Related Parties		3,875,635		2,531,779
Deferred Revenue		326		-
Other Current Liabilities		6,800		-
Total Current Liabilities		**3,995,344**		**2,579,543**
Shareholder Loan		-		-
Total Liabilities		**3,995,344**		**2,579,543**
STOCKHOLDERS EQUITY				
Common Stock		215		200
Preferred Stock		200		200
Equity Financing Costs		(32,439)		-
Additional Paid in Capital		1,633,325		1,002,541
Retained Earnings/(Accumulated Deficit)		(3,327,887)		(3,087,815)
Total Stockholders' Equity		**(1,726,586)**		**(2,084,874)**
Total Liabilities and Stockholders' Equity	$	**2,268,759**	$	**494,669**

See accompanying notes to financial statements.

ACCUSHOOT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 846	$ -
Cost of Goods Sold	38	-
Gross profit	808	-
Operating expenses		
General and Administrative	211,561	111,834
Research and Development	28,000	1,401,343
Total operating expenses	239,561	1,513,177
Operating Income/(Loss)	(238,753)	(1,513,177)
Interest Expense	-	-
Other Loss/(Income)	1,319	-
Income/(Loss) before provision for income taxes	(240,073)	(1,513,177)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (240,073)**	**$ (1,513,177)**

See accompanying notes to financial statements.

ACCUSHOOT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid In	Equity Issuance	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	Costs	(Accumulated Deficit)	Equity
Balance—December 31, 2021	2,000,000	200	2,000,000	200	999,600		$ (1,574,638)	**$ (574,638)**
Share-Based Compensation					2,941			**$ 2,941**
Net Income/(loss)							(1,513,177)	(1,513,177)
Balance—December 31, 2022	**2,000,000**	**$ 200**	**2,000,000**	**$ 200**	**$ 1,002,541**		**$ (3,087,815)**	**$ (2,084,874)**
Share-Based compensation					14,704			14,704
Issuance of stock	154,405	15			616,080	(32,439)		583,657
Net Income/(loss)							(240,073)	(240,073)
Balance—December 31, 2023	**2,154,405**	**$ 215**	**2,000,000**	**$ 200**	**$ 1,633,325**	**$ (32,439)**	**$ (3,327,887)**	**$ (1,726,586)**

See accompanying notes to financial statements.

ACCUSHOOT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(240,073)	$	(1,513,177)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		14,704		2,941
Amortization of Intangible assets		109,487		
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(180)		
Prepaids and Other Current Assets		(553)		(4,250)
Accounts Payable		64,819		47,390
Due to related parties		1,343,857		1,467,846
Deferred Revenue		326		
Other Current Liabilities		6,800		
Net cash provided/(used) by operating activities		**1,299,187**		**749**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(1,881,373)		-
Net cash provided/(used) in investing activities		**(1,881,373)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Shareholder Loan		-		(500)
Proceeds from Issuance of Stock		583,657		
Net cash provided/(used) by financing activities		**583,657**		**(500)**
Change in Cash		1,470		249
Cash—beginning of year		419		170
Cash—end of year	$	**1,890**	$	**419**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AccuShoot Inc. was incorporated on August 25, 2020, in the state of Delaware. The financial statements of AccuShoot Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Corvallis, Oregon.

AccuShoot is a machine learning-based application that digitizes the marksmanship experience by monitoring target and shooter in real-time, tracking shooter evolution over time, and recommending drills to develop and maintain marksmanship proficiency quickly and consistently.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that there was no need to establish an allowance for expected credit losses.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be ten years.

The Company capitalizes the perpetual license of BigML Inc's platform, which is indefinitely lived.

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five years.

Income Taxes

AccuShoot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company's sources of revenue are:
    a) Subscriptions to its mobile app – Revenue is recognized over the subscription period.
    b) Referral fees to retailers -
    c) Advertising from manufacturers – Revenue is recognized over the advertising campaign period.
    d) Licensing Gantry to Ranges, Professional Trainers, Law Enforcement and Military – Revenue is recognized over the life of the license.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 21, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	4,803	4,250
Total Prepaids and Other Current Assets	$ 4,803	$ 4,250

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Expenses	6,800	-
Total Other Current Liabilities	$ 6,800	$ -

4.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Perpetual license	$ 490,000	$ 490,000
Patents	53,852	-
Mobile app development	1,827,521	-
Intangible assets, at cost	2,371,373	490,000
Accumulated amortization	(109,487)	-
Intangible assets, Net	$ 2,261,886	$ 490,000

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 2,154,405 and 2,000,000 Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 4,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2023, and December 31, 2022, 2,000,000 Preferred Stock have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 444,444 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023 & 2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$ -	-
Granted	333,332		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	333,332	$ -	9.79
Exercisable Options at December 31, 2022	333,332	$ -	9.79
Granted	111,112	$ 0.07	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	444,444	$ 0.07	8.86
Exercisable Options at December 31, 2023	444,444	$ -	-

Stock option expense for the years ended December 31, 2023 and December 31, 2022 was $14,704 and $2,941, respectively.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (66,260)	$ (425,841)
Valuation Allowance	66,260	425,841
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (929,707)	$ (863,447)
Valuation Allowance	929,707	863,447
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,368,502, and the Company had state net operating loss ("NOL") carryforwards of approximately

$3,368,502. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards.

The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

AccuShoot Inc. has engaged in a contract with BigML Inc., the parent company, for R&D services aimed at developing a computer vision and sensor-based system using BigML products and intellectual property, provided under a separate license, with the goal of enhancing target shooting performance. AccuShoot will incur a late fee equal to the lesser of five percent per annum or the maximum amount permitted under applicable law for any monthly payment that is received by BigML after the fifteenth day of the month in which the monthly payment becomes due. As of December 31, 2023 and December 31, 2022, the amount due to BigML Inc. was $3,875,635 and $2,531,779, respectively, and the amount has been classified as a current liability.

In 2020, AccuShoot Inc purchased a perpetual license from BigML Inc's platform, amounting to $490,000. The assets have been classified as Intangible Assets.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through March 21, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $238,753, negative shareholder equity of $1,726,586 and liquid assets in cash of $1,890, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.